
ADITYA BIRLA GROUP


RECEIVED
MAY 18 2006
209

27th April, 2006

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA


06013553

SUPPL

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited, at its meeting held on 27th April, 2006, has approved the Audited Annual Accounts of the Company for the year ended 31st March, 2006. The financial results are as under: -

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of the Company: **GRASIM INDUSTRIES LIMITED**
Regd. Office: Birlagram, Nagda 456 331

For the year ended 31st March, 2006

(Rs. in crores)

			Year ended 31.03.06 (Audited)	Year ended 31.03.05 (Audited)
1.	Total Turnover		7607.20	7201.06
2.	Operating Profit (PBIDT) : (before deducting any of the following)		1590.86	1784.69
	a)	Interest	(97.32)	(138.76)
	b)	Depreciation	(291.64)	(284.57)
	c)	**Profit before exceptional items**	**1201.90**	**1361.36**
	d) i)	Surplus on pre-payment of sales tax loan	4.13	34.35
	ii)	Provision for diminution in value of investment and loans	-	(92.00)
	e)	Profit before tax	**1206.03**	**1303.71**
	f) i)	Provision for Current Tax	(369.82)	(451.00)
	ii)	Deferred Tax	27.00	33.00
	g)	Profit after tax	**863.21**	**885.71**

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

		Year ended 31.03.06 (Audited)	Year ended 31.03.05 (Audited)
4.	a) Add: B/F from last year's Balance	815.35	790.20
	b) (Less): Transferred to General Reserve	(600.00)	(700.00)
	c) Add: Debenture Redemption Reserve no longer required	8.62	6.86
	d) Investment Allowance Reserve no longer required	0.25	0.16
5.	Dividend:		
	Proposed @ Rs.20 per share (Last year @ Rs. 16 per share)	(183.35)	(146.68)
	Corporate Tax on Dividend	(25.71)	(20.90)
6.	Balance carried forward	878.37	815.35
7.	Paid-up Equity Capital	91.67	91.67
8.	Reserves Excluding Revaluation Reserve	4886.11	4231.96
9.	Particulars of proposed right/convertible debenture issue	None	None

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For Grasim Industries Limited

Ashok Malu
Company Secretary


ADITYA BIRLA GROUP

27th April, 2006

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited at its meeting held today i.e. 27th April, 2006 have:

1. approved the Audited Annual Accounts of the Company for the year ended 31st March, 2006. A copy of the statement containing the Audited Financial Results for the year is enclosed.
2. recommended payment of dividend on Equity Shares for the year ended 31st March, 2006 @ Rs.20 (Rupees Twenty only) per share.

A copy of the Press Release being issued in the above matter is also enclosed herewith, which includes details of new projects as follows: -

a) The Company has firmed up plans to expand its cement capacity by 8 Mn. TPA by:
   - setting up a Greenfield Cement Plant at Kotputhali in Rajasthan, with a split grinding unit, of a total capacity of 4 Mn. TPA; and
   - expanding its capacity at Shambhupura in Rajasthan and adding a split grinding unit, of a total capacity of 4 Mn. TPA

b) This would entail an investment of approximately Rs.2475 crores, which includes the cost of setting up of thermal power plants at both these places. This measure would enable the Company to cater to the increasing demand of the northern region.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

Press Release | Mumbai, April 27, 2006

GRASIM. THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
REPORTS EXCELLENT PERFORMANCE FOR Q4FY 2006

Net Profit after Tax at Rs. 347 Crs., up by 39%

Proposes 200% Dividend

Consolidated Financial Performance:

Rs. Crores

	Q4 FY06	Q4 FY05	% Change	FY06	FY05	% Change
Net Revenue	**2,901.4**	**2,474.7**	**17.2**	**10,200.3**	**9,314.8**	**9.5**
Gross Profit	**676.5**	**564.7**	**19.8**	**2,118.8**	**1,987.8**	**6.6**
Depreciation	144.8	136.8	5.8	559.8	556.2	0.6
Total Tax Expenses	127.0	39.1	225.0	411.4	442.1	(6.9)
Profit after Taxes	**408.9**	**260.8**	**56.8**	**1,151.8**	**861.4**	**33.7**
Less: Minority Share	**62.1**	**11.5**		**113.2**	**(19.0)**	
Net Profit	**346.8**	**249.3**	**39.1**	**1,038.6**	**880.4**	**18.0**
EPS (Rs.)	**37.8**	**27.2**	**39.1**	**113.3**	**96.0**	**18.0**

Grasim, the flagship Company of the Aditya Birla Group, has posted excellent performance for the quarter 31st March 2006. Consolidated revenues soared by 17% from Rs.2,475 crores to Rs.2,901 crores. Net Profit rose appreciably by 39% from Rs.249 crores to Rs.347 crores. The Cement business of Grasim and its subsidiaries contributed significantly to the superior performance during the quarter. The performance of Viscose Staple Fibre business too showed a remarkable improvement. The Sponge Iron business, however, continued to be constrained on account of phenomenal rise in input costs.

The results for FY 2006 vis-à-vis FY 2005 have been equally impressive. Consolidated revenues at Rs.10,200 crores reflected a 10% increase over the corresponding year. Net Profit after tax too rose handsomely by 18% at Rs.1,039 crores. Superior performance from its Cement business, cost optimization and a substantially reduced interest burden fuelled Grasim's growth in revenues and earnings during the year. But for the setback in the Sponge Iron business, Grasim's performance would have been much better.

Grasim's Stand-alone Financial Performance

On a stand-alone basis too, Grasim has performed very well during Q4FY06. An excellent performance from its Cement business and improved performance from its Chemical business resulted in Revenues being higher by 11% at Rs.1,815 crores. Effective fund management led to a sharp decline in interest costs, which at Rs.24 crores was lower by 31%. Net Profit for the quarter was up by 14% at Rs.263 crores, despite the weak performance of its Sponge Iron business.

Dividend

The Board of Directors has recommended a dividend of 200% (last year: 160%). Additionally, the Company will absorb Corporate Tax on Dividend (CTD) @ 14.025%. The total payout on this account (inclusive of CTD) would be Rs.209 crores (Rs.167 crores), an increase of 25% over the dividend paid in the previous year.

Highlights of Grasim's operations:

		Q4FY06	Q4FY05	% Change	FY 2006	FY 2005	% Change
Production -							
Viscose Staple Fibre	M.T.	64,606	63,304	2%	228,981	247,952	-8%
Cement	Mn. M.T.	3.78	3.30	15%	13.83	12.44	11%
White Cement	M.T.	96,260	84,996	13%	350,174	315,368	11%
Sponge Iron	M.T.	109,073	219,746	-50%	505,805	780,341	-35%
Caustic Soda	M.T.	42,687	42,165	1%	165,509	161,966	2%
Sales Volumes -							
Viscose Staple Fibre	M.T.	60,636	54,182	12%	242,399	231,533	5%
Cement	Mn. M.T.	3.87	3.36	15%	13.99	12.63	11%
White Cement	M.T.	95,598	84,861	13%	347,500	311,454	12%
Sponge Iron	M.T.	95,949	202,646	-53%	478,291	772,799	-38%
Caustic Soda	M.T.	44,136	42,793	3%	165,853	163,111	2%
Net Realisation -							
Viscose Staple Fibre	Rs./M.T.	77,133	78,178	-1%	73,786	79,008	-7%
Cement	Rs./M.T.	2,155	1,923	12%	1,987	1,874	6%
White Cement	Rs./M.T.	6,117	5,814	5%	5,984	5,612	7%
Sponge Iron	Rs./M.T.	10,885	13,623	-20%	12,323	12,774	-4%
Chemical Products	Rs./M.T.	17,698	21,364	-17%	20,594	18,836	9%

Viscose Staple Fibre (VSF) Business

The VSF business' performance has been good. Despite the record global cotton crop for the second consecutive year and disturbances in European markets post-quota abolition, the business recorded its highest ever sales volumes of 242,399 tons. This was made possible due to a healthy domestic demand and higher VSF exports to South Asian countries. The Company took a conscious decision to scale down its production with a view to liquidating inventory. As a result, Production was lower by 8% at 228,981 tons. Realisations were lower at Rs.73,786 per ton, reflecting the lower prices of cotton and VSF globally.

Q4FY06 reflected a bounce back in VSF segment. Production was higher by 2% at 64,606 tons. Sales volumes grew significantly by 12% at 60,636 tons owing to the sharp rise in direct and deemed exports. On a sequential basis, realizations recorded a healthy growth of 6%.

A total capital outlay of over Rs.627 crores towards capacity expansion and modernization at its VSF plants has been planned. This will increase VSF capacity gradually to 306,950 tons per annum from its current level of 257,325 tons. The total expansion is expected to be completed by FY08.

Production of paper grade pulp at the newly acquired St. Anne Nackawic Pulp Mill has commenced as per schedule. Production of Rayon grade pulp is expected to commence in the 2nd quarter of FY08. This would help in augmenting the supply of quality pulp.

- The integrated plantation-cum-pulp plant planned by the Company at Laos is on track. The Company would be able to source its requirement of quality pulp in adequate quantities upon implementation of this project.

The Company's Fibre production at Nagda may be impacted in the 1st quarter of FY07 due to poor monsoons in the last year. As a pro-active step to meet the requirement of its customers, the Company is shoring up its inventory by running all its plants beyond their rated capacity. As a long-term measure, Grasim is also putting up a captive reservoir at its Nagda plant which shall help in sustaining its operations for about 45 days.

The strong demand emanating for VSF, both in India and other South Asian countries bodes well for the business. On the realization front too, things appear positive on the back of the expected recovery in global cotton prices. The outlook for the business continues to be good.

Cement Business

The Cement business posted an excellent performance, propelled by strong growth in demand and realisations. Higher capacity utilisation, increased sales volumes and better realizations translated into improvement in operating margins and increased profitability.

Production at 13.83 Mn. tons and Sales volumes at 13.99 Mn. tons were higher by 11% over the corresponding year. Realisations too rose by 6% at Rs.1,987 per ton. Reduced power consumption, increase in blended cement ratio and better economies of scale contributed in no small measure to the business.

The performance of Cement business during Q4FY06 has been outstanding. Capacity utilisation was an impressive 115%. The robust demand growth pushed up volumes by 15%. Realisations surged by 12% at Rs.2,155 per ton.

The White Cement business too performed very well during the year. Production and Sales volumes were higher by 11% and 12% respectively. Realisations too were higher by 7%.

Cement Subsidiaries

The performance of UltraTech Cement Limited (UltraTech), a subsidiary, during the year was noteworthy. It achieved a cement sale of 13.72 Mn. tons and clinker sale of 1.33 Mn. tons. Domestic cement realizations clocked a healthy growth of 14% at Rs.2,000 per ton.

Shree Digvijay Cement Company Limited, another subsidiary, too has reported a significant improvement in its performance, with production, sales volumes and realisations being higher over the corresponding year.

Cement Capex plan

The Company has firmed up plans to expand its capacity by 8 Mn. TPA by:

- setting up a Greenfield cement plant at Kotputli in Rajasthan, with a split grinding unit, of a total capacity of 4 Mn. TPA;
- expanding its capacity at Shambhupura in Rajasthan and adding a split grinding unit, of a total capacity of 4 Mn. TPA.

This would entail an investment of approximately Rs.2475 crores, which includes the cost of setting up of thermal power plants at both these places. This expansion would enable the Company cater to the increasing demand in the northern region.

Additionally, the Company plans to invest around Rs.1,261 crores over the next 2 years on modernization, de-bottlenecking, setting up of grinding unit at Dadri, RMCs and captive power plants. This will enhance Company's competitive edge further.

UltraTech has lined up plans for a capex of Rs.1,520 crores, largely towards setting up of a new power plant, de-bottlenecking and modernization. The amount will be spent over the next 3years.

The Company's Cement business expects to sustain its growth in revenues and earnings. This optimism stems from the increased spending on infrastructure sector by the Government and the strong growth in housing sector, both of which would positively fuel the Cement sector.

Sponge Iron Business

The performance of the Sponge Iron business remained under severe pressure during the year. Production was constrained due to non-availability of natural gas. Sales volumes, as a result, declined. Operating margins were squeezed due to a steep increase in the prices of inputs, viz., natural gas, iron ore and pellets.

The Company will place increased emphasis on optimum utilisation of plant capacity and enhance volumes. The availability of natural gas and its pricing, however, will continue to remain an area of concern in the short to medium term.

Chemical Business

The Chemical business recorded an improvement over the previous year. Both Production and Sales were up by 2%, while Realizations amplified by 9% at Rs.20,594 per ton.

Plans are afoot to convert the remaining Caustic soda plant based on mercury cell technology into new energy efficient membrane cell technology at a cost of Rs.148 crores. The converted plant is expected to go on stream by Q3FY07.

The Company's thrust will continue to be on optimum utilization of the plant capacity. The outlook on price is stable due to improved demand from end user sectors.

Outlook

Given Grasim's inherent strength, cost optimization measures, capacity expansion plans, strategic planning and effective financial management, the prospects for the Company continue to be positive.

-o-O-o-

Grasim Industries Limited

Regd. Office: Birlagram, Nagda – 456 331 (M.P.)

Corporate Office: 'A' wing, 2nd Floor, Aditya Birla Centre, S K Ahire Marg, Worli, Mumbai - 400 030

www.grasim.com or www.adityabirla.com

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS
FOR THE YEAR ENDED 31st MARCH 2006

I. CONSOLIDATED RESULTS :

Rs in Crores

	Nine Months ended 31st December 2005	Three Months ended 31st March 2006	Three Months ended 31st March 2005	Full Year ended 31st March 2006 (Audited)	Full Year ended 31st March 2005 (Audited)
Net Sales / Income from Operations	**7,298.92**	**2,901.40**	**2,474.76**	**10,200.32**	**9,314.82**
Other Income	149.76	66.83	88.76	216.59	222.06
Expenditure :					
- Decrease / (Increase) in Stock	(17.28)	21.83	(52.90)	4.55	(122.14)
- Raw Material Consumed	1,630.00	582.44	626.36	2,212.44	2,235.40
- Purchases of Finished Goods	74.06	35.87	13.36	109.93	56.20
- Payment to & Provision for Employees	396.10	146.69	127.82	542.79	509.25
- Power & Fuel	1,558.59	570.74	509.27	2,129.33	2,056.31
- Freight , Handling & Other Expenses	1,077.62	474.51	310.64	1,552.13	1,104.08
- Other Expenditure	1,123.59	411.00	391.77	1,534.59	1,425.41
Total Expenditure	**5,842.68**	**2,243.08**	**1,926.32**	**8,085.76**	**7,264.51**
Interest	163.64	48.69	72.45	212.33	284.57
Gross Profit	**1,442.36**	**676.46**	**564.75**	**2,118.82**	**1,987.80**
Depreciation	414.98	144.77	136.81	559.75	556.24
Profit before Exceptional Items and Tax Expense	**1,027.38**	**531.69**	**427.94**	**1,559.07**	**1,431.56**
Surplus on pre-payment of sales tax loan	-	4.13	34.35	4.13	34.35
Impairment of Goodwill	-	-	(162.45)	-	(162.45)
Profit before Tax Expense	**1,027.38**	**535.82**	**299.84**	**1,563.20**	**1,303.46**
Provision for Current Tax	(324.44)	(158.12)	(154.23)	(482.56)	(483.27)
Provision for Deferred Tax	40.02	31.16	115.17	71.18	41.21
Net Profit	**742.96**	**408.86**	**260.78**	**1,151.82**	**861.40**
Less : Minority Share	51.12	62.10	11.50	113.22	(15.18)
Less: Pre-acquisition Profit / (Loss)	-	-	-	-	(3.85)
Net Profit (After Minority's Share)	**691.84**	**346.76**	**249.28**	**1,038.60**	**880.43**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve				*4,745.00*	*3,946.75*
Basic & Diluted EPS for the period (Rupees)	**75.45**	**37.82**	**27.19**	**113.27**	**96.02**

II. STANDALONE RESULTS :

	Nine Months ended 31st December 2005	Three Months Ended 31st March 2006	Three Months Ended 31st March 2005	Full Year ended 31st March 2006 (Audited)	Full Year ended 31st March 2005 (Audited)
Net Sales / Income from Operations	**4,840.58**	**1,815.09**	**1,642.17**	**6,655.67**	**6,252.42**
Other Income	111.56	57.51	82.48	169.07	167.03
Expenditure :					
- Decrease / (Increase) in Stock	51.87	(8.38)	(42.39)	43.49	(100.67)
- Raw Material Consumed	1,345.49	477.19	515.32	1,822.68	1,869.33
- Purchases of Finished Goods	159.50	80.65	13.48	240.15	49.02
- Payment to & Provision for Employees	303.83	103.80	101.35	407.63	382.64
- Power & Fuel	787.62	287.19	256.89	1,074.81	1,031.34
- Freight , Handling & Other Expenses	532.81	217.21	159.92	750.02	586.06
- Other Expenditure	644.19	250.91	242.02	895.10	817.04
Total Expenditure	**3,825.31**	**1,408.57**	**1,246.59**	**5,233.88**	**4,634.76**
Interest	73.76	23.56	33.94	97.32	138.76
Gross Profit	**1,053.07**	**440.47**	**444.12**	**1,493.54**	**1,645.93**
Depreciation	215.70	75.94	72.45	291.64	284.57
Profit before Exceptional Items and Tax Expense	**837.37**	**364.53**	**371.67**	**1,201.90**	**1,361.36**
Surplus on pre-payment of sales tax loan	-	4.13	34.35	4.13	34.35
Provision for diminution in value of investment and loans	-	-	(92.00)	-	(92.00)
Profit before Tax Expense	**837.37**	**368.66**	**314.02**	**1,206.03**	**1,303.71**
Provision for Current Tax	(260.10)	(109.72)	(139.00)	(369.82)	(451.00)
Provision for Deferred Tax	23.20	3.80	54.50	27.00	33.00
Net Profit	**600.47**	**262.74**	**229.52**	**863.21**	**885.71**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve				*4,886.11*	*4,231.96*
Basic & Diluted EPS for the period (Rupees)	**65.49**	**28.66**	**25.03**	**94.14**	**96.60**

Aggregate of Non-Promoter Shareholding					
- Number of Shares				**68775490**	**71541071**
- Percentage of Shareholding				**75.02%**	**78.04%**

Contd ... 2

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

	Nine Months ended 31st December 2005	Three Months ended 31st March 2006	Three Months ended 31st March 2005	Full Year ended 31st March 2006 (Audited)	Full Year ended 31st March 2005 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	1,476.89	513.16	471.26	1,990.05	2,009.25
b Cement	4,767.36	2,096.40	1,550.37	6,863.76	5,652.33
c Sponge Iron	523.77	111.01	281.29	634.78	1,021.48
d Chemicals	296.93	89.42	103.02	386.35	351.76
e Textiles	179.57	67.57	69.25	247.14	260.25
f Others	170.09	63.72	53.47	233.81	180.15
TOTAL	7,414.61	2,941.28	2,528.66	10,355.89	9,475.22
(Less) : Inter Segment Revenue	(115.69)	(39.88)	(53.90)	(155.57)	(160.40)
Net Sales / Income from Operations	**7,298.92**	**2,901.40**	**2,474.76**	**10,200.32**	**9,314.82**
2. SEGMENT RESULTS					
a Fibre & Pulp	290.19	135.75	109.00	425.94	554.60
b Cement	672.73	406.00	187.29	1,078.73	578.67
c Sponge Iron	47.23	(13.54)	96.46	33.69	355.17
d Chemicals	84.90	22.61	33.88	107.51	86.98
e Textiles	0.06	(3.10)	0.49	(3.04)	(0.46)
f Others	25.43	13.63	9.73	39.06	29.42
TOTAL	1,120.54	561.35	436.85	1,681.89	1,604.38
Add / (Less) :					
Interest	**(163.64)**	**(48.69)**	**(72.45)**	**(212.33)**	**(284.57)**
Net Unallocable Income / (Expenditure)	70.48	19.03	63.54	89.51	111.75
Profit before Exceptional Items and Tax Expense	**1,027.38**	**531.69**	**427.94**	**1,559.07**	**1,431.56**
Surplus on pre-payment of sales tax loan	-	4.13	34.35	4.13	34.35
Impairment of Goodwill	-	-	(162.45)	-	(162.45)
Profit Before Tax Expense	**1,027.38**	**535.82**	**299.84**	**1,563.20**	**1,303.46**
3. CAPITAL EMPLOYED					
a Fibre & Pulp	930.17			1,025.97	1,054.62
b Cement	6,812.70			6,911.04	6,885.97
c Sponge Iron	523.07			530.19	511.68
d Chemicals	188.59			210.75	212.65
e Textiles	100.02			92.55	101.37
f Others	339.49			339.93	365.06
TOTAL	8,894.04			9,110.43	9,131.35
g Unallocated Corporate Capital Employed	1,333.36			1,189.21	567.98
TOTAL CAPITAL EMPLOYED	**10,227.40**			**10,299.64**	**9,699.33**

IV. SEGMENT REPORTING - STANDALONE

	Nine Months ended 31st December 2005	Three Months ended 31st March 2006	Three Months ended 31st March 2005	Full Year ended 31st March 2006 (Audited)	Full Year ended 31st March 2005 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	1,433.88	501.49	461.95	1,935.37	1,962.70
b Cement	2,522.12	1,085.48	767.85	3,607.60	2,803.92
c Sponge Iron	523.77	111.01	281.29	634.78	1,021.48
d Chemicals	296.93	89.42	103.02	386.35	351.76
e Textiles	179.57	67.57	69.25	247.14	260.25
TOTAL	4,956.27	1,854.97	1,683.36	6,811.24	6,400.11
(Less) : Inter Segment Revenue	(115.69)	(39.88)	(41.19)	(155.57)	(147.69)
Net Sales / Income from Operations	**4,840.58**	**1,815.09**	**1,642.17**	**6,655.67**	**6,252.42**
2. SEGMENT RESULTS					
a Fibre & Pulp	291.57	138.05	109.09	429.62	553.58
b Cement	413.47	222.93	102.10	636.40	393.09
c Sponge Iron	47.23	(13.54)	96.46	33.69	355.17
d Chemicals	84.90	22.61	33.88	107.51	86.98
e Textiles	0.06	(3.10)	0.49	(3.04)	(0.46)
f Others	(1.35)	(0.04)	0.05	(1.39)	0.01
TOTAL	835.88	366.91	342.07	1,202.79	1,388.37
Add / (Less) :					
Interest	**(73.76)**	**(23.56)**	**(33.94)**	**(97.32)**	**(138.76)**
Net Unallocable Income / (Expenditure)	75.25	21.18	63.54	96.43	111.75
Profit before Exceptional Items and Tax Expense	**837.37**	**364.53**	**371.67**	**1,201.90**	**1,361.36**
Surplus on pre-payment of sales tax loan	-	4.13	34.35	4.13	34.35
Provision for diminution in value of investment and loan	-	-	(92.00)	-	(92.00)
Profit Before Tax Expense	**837.37**	**368.66**	**314.02**	**1,206.03**	**1,303.71**
3. CAPITAL EMPLOYED					
a Fibre & Pulp	902.63			999.03	1,026.77
b Cement	2,055.31			2,079.08	2,132.02
c Sponge Iron	523.07			530.19	511.69
d Chemicals	188.59			210.75	212.65
e Textiles	100.02			92.55	101.37
f Others	1.49			1.12	3.14
TOTAL	3,771.11			3,912.72	3,987.64
g Unallocated Corporate Capital Employed	3,691.08			3,633.40	2,948.55
TOTAL CAPITAL EMPLOYED	**7,462.19**			**7,546.12**	**6,936.19**

Contd ... 3

V. NOTES

1. Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS-23) and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India.

2. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the above segments are as under:

Fibre & Pulp	- Viscose Staple Fibre & Rayon Grade Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabric & Yarn
Others	- Mainly Telecom (in consolidated results)

3. No investor complaints were pending at the beginning of the quarter. During the quarter, total nine complaints were received, out of which eight complaints have been attended by the Company and one complaint was pending at the end of the quarter.

4. Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

5. The Board of Directors has recommended a dividend of Rs. 20 per share aggregating to Rs. 209.06 Crores (including Dividend Tax).

6. The above audited results for the year ended 31st March 2006 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meeting held on 27th April, 2006.

For and on behalf of Board of Directors

Place : Mumbai
Date : 27th April, 2006

D. D. Rathi
Whole-time Director

GRASIM INDUSTRIES LIMITED
Regd. Office: Birlagram, Nagda (M.P.)

An Aditya Birla Group Company
www.grasim.com and www.adityabirla.com